ANNEX 1 — SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange on 28 July 2008

National Grid plc
1-3 Strand, London, WC2N 5EH,
United Kingdom

Announcement:

‘National Grid plc – Interim Management Statement’

[NATIONAL GRID LOGO]

28 July 2008

National Grid plc Interim Management Statement
for the period 1 April 2008 to 25 July 2008

HIGHLIGHTS

•	Good regulatory progress in US.

•	Outlook for 2008/09 is in line with expectations.

•	Strong performance in ongoing funding programme.

BUSINESS UPDATE

During the period National Grid made good progress on rate case filings in the US. On 16 July the New York Public Service Commission (NYPSC) agreed that the 2008 tranche of the Niagara Mohawk $1.47billion five year electricity capital investment plan qualifies for recovery through our deferral account. Other filings currently under review include rate plans for our Rhode Island and Upstate New York gas utilities filed this period and our New Hampshire gas rate plan filed in February. These filings include gas mains replacement and cost recovery on bad debts and pensions. We also filed for a three year electric and gas energy efficiency programme in Upstate New York on 30 April. In the UK, the Gas Distribution five year price control came into effect on 1 April.

Following completion of the KeySpan acquisition on 24 August 2007, we announced our commitment to achieve $100 million of synergy savings by March 2009. We remain on target, having achieved $48 million as at 30 June.

FINANCIAL UPDATE

Our business performance* for this period has been good and National Grid is trading in line with expectations.

We expect a good performance across the portfolio of our businesses including higher profits in our Non-Regulated segment offsetting timing issues in Electricity Distribution and Generation. In this business, timing of rate adjustments for pass through costs and a non-cash one-off item (of around £15 million) relating to historic transmission charges are expected to reduce operating profit versus 2007/08.

Our capital investment plan for the year remains on track at around £3 billion.

Our financial position remains strong. During the period National Grid has successfully accessed the capital markets. Since January this year we have issued around £2.2 billion (£1.4 billion this period) of long term debt. This has all been achieved at acceptable cost. The remaining approximately £1 billion of funding required for this financial year will be raised through commercial paper programmes, bank borrowings and bond issuance.

During the period we repurchased 49.1 million shares at a cost of £339 million. This leaves around £260 million remaining to be returned this year.

• Business performance results are the primary financial performance measure used by National Grid, being the results for continuing operations before exceptional items, remeasurements and stranded cost recoveries. Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not fully effective. Stranded cost recoveries are costs associated with historic generation investment and related contractual commitments that were not recovered through the sale of those investments – these recoveries end in 2011.

CONTACTS

Investors
David Rees George Laskaris Richard Smith Victoria Davies	+44 (0)20 7004 3170 +1 718 403 2526 +44 (0)20 7004 3172 +44 (0)20 7004 3171	+44 (0)7901 511322 (m) +1 917 375 0989 (m) +44 (0)7747 006321 (m) +44 (0)7771 973 447 (m)
Media Clive Hawkins Chris Mostyn	+44 (0)20 7004 3147 +1 718 403 2747	+44 (0)7836 357173 (m) +1 347 702 3740 (m)
Brunswick Paul Scott	+44 (0)20 7396 5333	+44 (0)7974 982333 (m)

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to our financial condition, our results of operations and businesses, strategy, plans and objectives. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “may”, “will”, “continue”, “project” and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of our future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as delays in obtaining, or adverse conditions contained in, regulatory approvals and contractual consents, including unseasonable weather affecting the demand for electricity and gas, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, the impact of changes to accounting standards and technological developments. Other factors that could cause actual results to differ materially from those described in this announcement include the ability to integrate the businesses relating to announced acquisitions with our existing business to realise the expected synergies from such integration, the availability of new acquisition opportunities and the timing and success of future acquisition opportunities, the timing and success or other impact of the sales of our non-core businesses, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, the failure to retain key management, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of our pension schemes and the regulatory treatment of pension costs, and any adverse consequences arising from outages on or otherwise affecting energy networks, including gas pipelines, which we own or operate. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see our filings with and submissions to the US Securities and Exchange Commission (the “SEC”) (and in particular the “Risk Factors” and “Operating and Financial Review” sections in our most recent Annual Report on Form 20-F). Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements. The effects of these factors are difficult to predict. New factors emerge from time to time and we cannot assess the potential impact of any such factor on our activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.